EXHIBIT 16.1

April 10, 2024

Securities and Exchange Commission (the “Commission”)

100 F Street, NE

Washington, DC 20549

Dear Ladies and Gentleman:

We are the former independent registered public accounting firm for Internet Science Inc. (the “Company”). We have read the statements made by the Company, which were provided to us and which we understand will be filed with the Commission pursuant to Item 4.01 Changes in Registrant’s Certifying Accountant of its current report on Form 8-K (the “Current Report”) and are in agreement with the disclosure in the Current Report, insofar as it pertains to our firm.

We hereby consent to the filing of this letter as an exhibit to the foregoing report on Form 8-K.

Sincerely,

/s/ Pinnacle Accountancy Group of Utah

PINNACLE ACCOUNTANCY GROUP OF UTAH

Farmington, UT